This Free Writing Prospectus Is Subject to Completion

Free Writing Prospectus (To Prospectus dated February 10, 2009 and the Prospectus Supplement dated March 1, 2010)	Filed Pursuant to Rule 433 Registration No. 333-145845 June 16, 2010

BARCLAYS

US$[ ]
ZERO COUPON [CALLABLE] NOTES DUE [ ]

The information in this free writing prospectus is not complete and may be changed.

Principal Amount:	US$	**Issuer:**	Barclays Bank PLC (Rated AA−/Aa3)*
Issue Price:		**Series:**	Global Medium-Term Notes, Series A
Principal Protection Percentage:	The payment of any principal amount or accretion amount is subject to the creditworthiness of Barclays Bank PLC. The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.	**Original Trade Date:**	
		Original Issue Date:	
Discounted Notional Principal Amount:	US$	**Maturity Date:**	[ ][, subject to Redemption at the Option of the Company (as set forth below).]
CUSIP:		**Denominations:**	Minimum denominations of US$[ ] and in integral multiples of US$[ ] thereafter.
ISIN:			
Business Day:	☐ New York ☐ London ☐ Euro ☐ Other (______________)	**Business Day Convention:**	☐ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☐ Unadjusted
Interest Rate Type: ☐ Fixed Rate ☐ Regular Floating Rate ☐ Inverse Floating Rate (see page S-41 of the prospectus supplement for a description of inverse floating rate Notes) ☒ Other (see description in this free writing prospectus)		**Day Count Convention (or Fraction):** ☐ Actual/360 ☐ 30/360 ☐ Actual/Actual ☐ Actual/365	☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252

Interest:	We will not pay you interest during the term of the Notes.
Internal Rate of Return ("IRR"):	[ ]% per annum.
Compounding Formula:	On each Compounding Date, the Notes will accrete principal in an amount (the "**Accretion Amount**") equal to the Accreted Principal Amount of the Notes for the immediately preceding Compounding Period multiplied by the [applicable] IRR and the Day Count Fraction indicated above.
Accreted Principal Amount:	For purposes of the Compounding Formula above, the Accreted Principal Amount for the initial Compounding Period will be the Discounted Notional Principal Amount. Thereafter, the Accreted Principal Amount for any Compounding Period will equal the sum of the Accreted Principal Amount for the immediately preceding Compounding Period and the Accretion Amount calculated on the preceding Compounding Date.
Compounding Dates:	☐ Monthly, ☐ Quarterly, ☐ Semi-Annually, ☐ Annually, on [ ], commencing on [ ] and ending on the Maturity Date or the Early Redemption Date, if applicable.
Compounding Period:	The initial Compounding Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Compounding Date. Each subsequent Compounding Period will begin on, and include, the Compounding Date for the preceding Compounding Period and end on, but exclude, the next succeeding Compounding Date. The final Compounding Period will end on, but exclude, the Maturity Date (or Early Redemption Date, if applicable).
[Redemption at the Option of the Company:	We may redeem your Notes, in whole [or in part], at the Redemption Price set forth below, on [any] [the] Compounding Date [commencing] on [ ], provided we give at least [ ] business days' prior

* For further information regarding the ratings assigned to the Global Medium-Term Notes Program, Series A, see "Program Credit Rating" below.

written notice to the trustee. If we exercise our redemption option, the Compounding Date on which we so exercise will be referred to as the “Early Redemption Date”.]

Redemption Price: If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as the percentage of the principal amount of the Notes indicated in this free writing prospectus, as set forth in the schedule below:]

[Redemption at the Option of the Company: We may redeem your Notes, in whole [or in part], at the Redemption Price set forth below, on [any] [the] Compounding Date [commencing] on [            ], provided we give at least [            ] business days’ prior written notice to the trustee. If we exercise our redemption option, the Compounding Date on which we so exercise will be referred to as the “Early Redemption Date”.] Redemption Price: If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as the percentage of the principal amount of the Notes indicated in this free writing prospectus, as set forth in the schedule below:] Early Redemption Date Early Redemption Price [            ] [            ]% [            ] [            ]% [            ] [            ]% Settlement: DTC; Book-entry; Transferable. Listing: The Notes will not be listed on any U.S. securities exchange or quotation system. Calculation Agent: Barclays Bank PLC Price to Public Agent’s Commission (1) Proceeds to Barclays Bank PLC Per Note % % % Total $ $ $ (1) Barclays Capital Inc. will receive commissions from the Issuer equal to [            ]% of the principal amount of the notes, or $[            ] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. ]

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated March 1, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043357/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are issued under the Global Medium-Term Notes Program, Series A (the “Program”). The Program is rated AA– by Standard & Poor’s Rating Services (“S&P”), and the Notes are expected to carry the same S&P rating as the Program rating. An AA– rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). The Program is also rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”); however, because we have not sought a rating from Moody’s for this specific issuance, the Notes will not be rated by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•	No Interest—As a holder of the Notes, you will not receive interest payments during the term of the Notes.

•

Issuer Credit Risk—The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal amount or accretion amount, depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal and/or accretion amounts owed to you under the terms of the Notes.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in

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connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•

Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	[our option to redeem the Notes;]

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL PAYMENT AT MATURITY CALCULATIONS

The Notes do not pay interest during their term. Instead, the Notes will accrete principal on each Compounding Date in the manner described above. You will receive at least 100% of the principal amount of your Notes if you hold your Notes to the Maturity Date. The following illustrates the process by which the Accretion Amount and Accreted Principal Amount on the Notes are determined for each Compounding Period.

For purposes of these examples, we assume that the Notes are not being redeemed on any applicable Compounding Date pursuant to the Redemption at the Option of the Company provisions above. If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Compounding Calculation

Step 1: Calculate the Accretion Amount.

For each Compounding Period, the Accretion Amount is equal to the Accreted Principal Amount of the Notes on the first day of the Compounding Period multiplied by the IRR and the day count fraction. The Accreted Principal Amount for the first Compounding Period is the Discounted Notional Principal Amount.

Step 2: Calculate the Accreted Principal Amount for the next Compounding Period.

The Accreted Principal Amount on the first day of any Compounding Period (other than the initial Compounding Period) is determined by adding the Accreted Principal Amount for the immediately preceding Compounding Period and the Accretion Amount calculated on the preceding Compounding Date. For example, for two Compounding Periods x and y, the Accreted Principal Amount on the first day of Compounding Period y (which is used to calculate the Accretion Amount for Compounding Period y as described in Step 1 above) is equal to the Accreted Principal Amount on the first day of Compounding Period x plus the Accretion Amount calculated for Period x (as determined on the Compounding Date that is the first day of Compounding Period y).

Example Accretion Amount and Accreted Principal Amount Calculations

The following examples illustrate how the Accretion Amount and Accreted Principal Amount for a $1,000 Note would be calculated for the first four Compounding Dates. For purposes of these examples, we have assumed that the Internal Rate of Return (“IRR”) for the Notes is 10.00% and the Discounted Notional Principal Amount of the Note on the Original Issue Date is $300. We have further assumed that the Notes have quarterly Compounding Dates, and that the Accretion Amount per Compounding Period will be calculated using a 30/360 day count basis (such that the applicable day count fraction per quarterly Accretion Amount calculation will be 90/360).

If you hold the Notes to the Maturity Date and, therefore, the compounding calculation is performed for the entire term of the Notes, you will receive US$1,000 for each US$1,000 principal amount Note, a return on your investment equal to the IRR of 10.00%.

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or any future IRR. The specific terms for each issuance of Notes will be determined at the time such Notes are priced. Numbers in the table below have been rounded for ease of analysis.

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Compounding Period	Accreted Principal Amount at start of Compounding Period[1]	IRR	Day Count Fraction	Accretion Amount[2]

1	$300.00	10.00%	90/360	$7.50

2	$307.50	10.00%	90/360	$7.69

3	$315.19	10.00%	90/360	$7.88

4	$323.07	10.00%	90/360	$8.08

1.	The Accreted Principal Amount for the first Compounding Period is the Discounted Notional Principal Amount. Thereafter, the Accreted Principal Amount for any Compounding Period will equal the sum of the Accreted Principal Amount for the immediately preceding Compounding Period and the Accretion Amount calculated on the preceding Compounding Date.
2.	Accretion Amount = Accreted Principal Amount * IRR * Day Count Fraction.

UNITED STATES FEDERAL INCOME TAX TREATMENT

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

Notes that have a maturity of 366 days or more—We intend to treat the Notes as having original issue discount subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Original Issue Discount” in the prospectus supplement. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

Notes that have a maturity of 365 days or less—We intend to treat the Notes as “short-term obligations” subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes —Short-Term Obligations” in the prospectus supplement. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

Notes that have a maturity of 365 days or less, but which by their terms may extend beyond 365 days by reason of a market disruption or other similar event—We intend to treat the Notes as “short-term obligations” subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Short-Term Obligations” in the prospectus supplement. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with this treatment for all U.S. federal income tax purposes. However, because under certain circumstances the Notes may be outstanding for more than one year it is possible that the Notes may not be treated as short-term obligations, in which case the tax treatment of interest payments on the Notes is described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Original Issue Discount” in the prospectus supplement.

[3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.]2

[2]	To be included if the Notes may still be outstanding on January 1, 2013.

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CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

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US$

BARCLAYS BANK PLC

ZERO COUPON [CALLABLE] NOTES DUE

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED FEBRUARY 10, 2009, AND THE

PROSPECTUS SUPPLEMENT DATED MARCH 1, 2010)